

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 18, 2009

Mr. James Murphy
Chief Executive Officer and Chairman of the Board
Datameg Corporation
2150 South 1300 East, Suite 500
Salt Lake City, Utah 84106

    Re: **Datameg Corporation**
           Preliminary Proxy Statement on Schedule 14A
           Filed April 27, 2009
           File No. 333-128060

Dear Mr. Murphy:

    We have completed our review of your preliminary proxy statement and have no further comments at this time.

                        Sincerely,

                        Celeste Murphy
                        Legal Branch Chief